Exhibit 7.1

ECOPETROL S.A.

CLAWBACK POLICY

Ecopetrol S.A. (the "Company"), with the approval of the Board of Directors (the “Board”), has adopted this clawback policy (the "Policy"), in accordance with the applicable provisions of the New York Stock Exchange Company Manual (the "Clawback Rules"), enacted pursuant to the final rules adopted by the Securities and Exchange Commission in relation to compensation standards under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Compensation, Nomination, and Culture Committee of the Company’s Board of Directors (the “Committee”) shall be the body before which matters related to the Policy will be presented for its information, evaluation, and/or recommendation to the Board. In accordance with the Company’s Decision and Authority Matrix, it is the responsibility of the Corporate Vice Presidency of Finance and Sustainable Value to “authorize accounting adjustments that involve reopening the accounting records of prior months and years (…)”. Since the application of the Policy is a consequence of such authority, this Vice Presidency drafts the Policy so that its execution and compliance are ensured by Management, the Committee, and the Board, under its terms and subject to prior approval. Terms not otherwise defined in the Policy shall have the meanings assigned to them under the Recovery Rules.

i. Recovery of Erroneously Awarded Incentive Compensation.  The Company shall comply with the Clawback Rules and reasonably promptly recover Erroneously Awarded Compensation Received by current or former Executive Officers of the Company (“Covered Individuals”) in the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any accounting restatement required to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

The Board, by decision, including the affirmative vote of a majority of the independent directors, and upon the recommendation of the Committee, may determine not to recover Erroneously Awarded Compensation pursuant to this Policy in circumstances where non-enforcement is expressly permitted by the Clawback Rules, including where recovery would violate applicable home country laws in effect before November 28, 20221.

ii. Covered Individuals. The list of Covered Individuals includes Executive Officers, such as: President, Corporate Vice President of Finance and Sustainable Value, the Executive Vice Presidents of the Hydrocarbons and Energy Transition business units, and the Vice President of Commercial and Marketing. It also includes individuals whose position is part of Senior Management (reporting directly to the Presidency), who are eligible under the Long-Term Incentive Plan and Variable Compensation, or any other plan considered as incentive compensation. A list of all covered positions is included as Annex A to this Policy.

iii. Covered Compensation.  This Policy applies to the Incentive-based Compensation Received by a Covered Individual:  (1) after such Covered Individual began service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive-based Compensation; (3) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period, that results from a change in the Company’s fiscal year, within or immediately following those three completed fiscal years, as determined in accordance with the Clawback Rules).

[1]	Date set out in the New York Stock Exchange Company Manual.

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The amount of Incentive-based Compensation subject to this Policy is the Erroneously Awarded Compensation, which is the amount of Incentive-based Compensation Received by a Covered Individual that exceeds the amount of Incentive-based Compensation that otherwise would have been Received by the Covered Individual had it been determined based on the restated amount (or otherwise determined in accordance with the Clawback Rules), and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the Incentive-based Compensation). The Committee shall report to the Board of Directors determinations with respect to the amount of Erroneously Awarded Compensation and shall seek its approval if the intention is to extend the list of Covered Individuals contained in Exhibit A of the Policy.

iv. Method of Recovery.  The Management should inform the Committee of the manner in which any Erroneously Awarded Compensation shall be recovered. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the Incentive-based Compensation was paid) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) cancelling any award (whether cash or equity-based) or portion thereof previously granted to the Covered Individual; (4) apply the "Guidelines for Portfolio Management and Transfer" or equivalent document; or (5) any combination of the above.

v. No-Fault Basis.  This Policy applies on a no-fault basis, and Covered Individuals will be subject to recovery under this Policy without regard to their personal liability or involvement.

vi. Other Company Arrangements.  This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Company from time to time, as well as any clawback, recovery or recoupment provision in any of the Company’s plans, awards or individual agreements, and any other rights or remedies available to the Company, including termination of employment. Moreover, no other company arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Policy or in any way limit recovery in compliance with the Clawback Rules.

vii. No Indemnification.  Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Company or any individual agreement between a Covered Individual and the Company or any of its affiliates, no Covered Individual shall be entitled to indemnification from the Company or any of its affiliates for the amount that is or may be recovered by the Company pursuant to this Policy.

viii. Interpretation.  The Committee shall interpret and construe this Policy consistent with the Clawback Rules and applicable laws and regulation and shall make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Committee shall be final, binding and conclusive for all affected individuals. As required by the Clawback Rules, the Company shall provide public disclosures related to this Policy and any applicable recoveries of Erroneously Awarded Compensation. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern.

ix. Amendment or Termination of this Policy.  The Board reserves the right to amend this Policy at any time for any reason, subject to applicable law and the Clawback Rules. To the extent that the Clawback Rules cease to be in force or cease to apply to the Company, this Policy shall also cease to be effective.

Modified 3rd of March 2026

ECP-INFORMACION PUBLICA

Annex A

Covered Individuals

The list of Covered Individuals2 includes Executive Officers, such as: the President, the Corporate Vice President of Finance and Sustainable Value, the Executive Vice Presidents of the Hydrocarbons and Transition Energies business units, and the Vice President of Sales and Marketing. It also includes individuals whose position is considered Senior Management (their position reports directly to the President), who are eligible under the Long-Term Incentive and Variable Compensation Plan, or any other plan considered incentive compensation, and who, as of the effective date of this Policy, are listed below:

Executive Officers**:

1.	President
2.	Corporate Vice President of Finance and Sustainable Value
3.	Executive Vice President of Hydrocarbons
4.	Executive Vice President of Transition Energy
5.	Vice President of Sales and Marketing

Other Senior Management Positions:

6.	Corporate and Legal Vice President and General Counsel
7.	Corporate Vice President of Strategy and New Business
8.	Corporate Vice President of Science, Technology, and Innovation
9.	Corporate Vice President of Organizational Talent
10.	Vice President of Administration and Services
11.	Corporate Vice President of Territorial Transformation and HSE
12.	Corporate Director of Internal Audit
13.	Corporate Director of Compliance
14.	Corporate Director of Institutional Relations and Communications

2In the event of changes to the company’s current structure, the list in this appendix will be updated to include the executives classified as Executive Officers and Senior Management following such changes.

**Under the Ecopetrol Group view, ISA’s CEO is also an Executive Officer.

ECP-INFORMACION PUBLICA